                                                               FILED PURSUANT TO
                                                      REGISTRATION NO. 333-11239
                                                                  RULE 424(b)(2)



                             SUBJECT TO COMPLETION
                                JANUARY 6, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 13, 1996)


1,500,000 SHARES

ENERGEN CORPORATION                                [LOGO OF ENERGEN CORPORATION
                                                            APPEARS HERE]

COMMON STOCK
($0.01 PAR VALUE)

The shares of Common Stock of Energen Corporation (the "Corporation") being offered hereby are being issued and sold by the Corporation. The Common Stock is listed on the New York Stock Exchange under the symbol "EGN." On January 3, 1997, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $30.375 per share. See "Price Range of Common Stock and Dividends."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                            PRICE TO UNDERWRITING PROCEEDS TO
                                            PUBLIC   DISCOUNT     CORPORATION(1)
Per Share.................................. $        $            $
Total(2)................................... $        $            $
--------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Corporation estimated at $     .
(2) The Corporation has granted to the Underwriters a 30-day option to purchase up to an aggregate of 225,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Corporation
    will be $   , $    and $   , respectively. Additionally, the per share
    Underwriting Discount will be increased and the per share Proceeds to Corporation will be decreased by the amount of any dividend declared by the Corporation and payable on the shares of Common Stock initially sold to the Underwriters but not payable on the shares subject to such option. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about January , 1997.

SALOMON BROTHERS INC
                   DEAN WITTER REYNOLDS INC.
                                                      A.G. EDWARDS & SONS, INC.

The date of this Prospectus Supplement is January  , 1997.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE INFORMATION CONTAINED HEREIN   +
+ARE SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE         +
+REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE            +
+INFORMATION ON ANY MATTER CONTAINED HEREIN. NEITHER THIS PRELIMINARY          +
+PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN + +OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY +
+SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER,             +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

             ENERGEN CORPORATION SYSTEM AND RESERVE LOCATIONS MAP

  The following map reflects the service area of Alabama Gas Corporation ("Alagasco"), the Corporation's utility subsidiary, and the significant reserve locations of Taurus Exploration, Inc. ("Taurus"), the subsidiary through which the Corporation conducts its oil and gas activities.


                                           ALAGASCO: SERVICE AREA MAP

                                        [MAP OF STATE OF ALABAMA INDICATING
                                         COUNTIES OF ALAGASCO'S SERVICE AREA
                                         APPEARS HERE]



TAURUS: SIGNIFICANT RESERVE LOCATIONS


[MAP OF VARIOUS STATES INDICATING TAURUS'S
 SIGNIFICANT RESERVE LOCATIONS APPEARS HERE]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and the Corporation's consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus Supplement or in the accompanying Prospectus dated September 13, 1996 (the "Prospectus") or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. Unless otherwise indicated, the information in this Prospectus Supplement does not give effect to the exercise of the Underwriters' over-allotment option. See "Underwriting."

                                THE CORPORATION

  The Corporation is a diversified energy holding company engaged primarily in natural gas distribution and the exploration and production of natural gas and oil. The Corporation's principal subsidiary, Alabama Gas Corporation ("Alagasco"), is the largest natural gas distribution utility in the State of Alabama. Alagasco purchases natural gas through interstate and intrastate suppliers and distributes the purchased gas through its distribution facilities for sale to residential, commercial, industrial and other end-users of natural gas. Alagasco also provides distribution services for selected customers. Alagasco's service territory is located primarily in central and north Alabama and includes over 175 communities in 30 counties. During fiscal 1996 Alagasco served an average of 418,486 residential customers, 34,028 small commercial and industrial customers and 54 large commercial and industrial customers. The Corporation's oil and gas exploration, production and development activities are conducted by its subsidiary Taurus Exploration, Inc. ("Taurus"), and involve the exploration for and the production of natural gas and oil from both conventional and nonconventional reservoirs. Taurus's remaining recoverable reserves at the end of fiscal 1996 totaled approximately 251 billion cubic feet equivalents ("Bcfe") and are located primarily in Alabama, Louisiana, Texas and the Gulf of Mexico.

                               BUSINESS STRATEGY

  The Corporation seeks to provide shareholders stable earnings growth by combining the strength of its utility operations with expansion of its oil and gas exploration and production operations. The Corporation's competitive strengths and the key components of its business strategy for each of its two principal lines of business are highlighted below:

UTILITY OPERATIONS

  Progressive Rate-Setting Mechanism. On October 7, 1996 the Alabama Public Service Commission ("APSC") extended Alagasco's progressive rate-setting mechanism, Rate Stabilization and Equalization ("RSE"), through January 1, 2002, with Alagasco's allowed return on equity ("ROE") range remaining 13.15% to 13.65%. Under RSE, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's ROE for the fiscal year will be within the allowed range. Rates may be adjusted quarterly (in the case of decreases) and annually (in the case of increases, and subject to certain other limitations) to bring Alagasco's projected ROE within the allowed range.

  Flexible Rate Strategies. Alagasco's ability to utilize a variety of flexible rate strategies enhances its ability to attract and retain industrial load. In 1994, Alagasco implemented the "P" Rate, which allows it to, in effect, release available pipeline capacity, thereby reducing pipeline transportation costs for its 275 transportation customers. Also, the revenue received from capacity release reduces core market gas costs, which enhances Alagasco's position in the residential and small commercial markets. Alagasco also has a Competitive Fuel Clause ("CFC") as part of its rate tariff which allows Alagasco to adjust prices on a case-by-case basis in order to compete with alternative fuels or alternative sources of gas.

  Weather Normalization Clause. A significant portion of Alagasco's gas distribution sales and delivery volumes vary depending upon temperature. Alagasco's rate tariff includes a temperature adjustment rider which is designed to mitigate the effect of departures from normal temperature on Alagasco's earnings.

  Municipal Acquisitions. Alagasco has expanded its customer base through the acquisition of municipally-owned gas distribution systems in Alabama. Since 1985, the purchase of 22 municipal systems has added approximately 44,000 customers, including customers gained after the initial system purchases.

OIL AND GAS EXPLORATION AND PRODUCTION

  In fiscal 1996, the Corporation implemented an aggressive five year growth strategy for its exploration and production operations that calls for the investment of $400 million in acquisition activities and $100 million in exploration activities. By fiscal year-end, Taurus had invested $130 million for acquisition, exploration and development activities, resulting in net reserve additions of 184 Bcfe.

  Acquisitions. Acquisition efforts focus primarily on the purchase of producing properties which the Corporation believes have upside development potential. During fiscal 1996, Taurus invested $108 million for the acquisition of eight producing properties. Taurus's largest acquisition in fiscal 1996 was the $61 million purchase of 105 billion cubic feet ("Bcf") of coalbed methane reserves from Burlington Resources Inc. These reserves are adjacent to Taurus's existing coalbed methane interests in west central Alabama. Taurus anticipates investing approximately $90 million in property acquisitions and the development of existing reserves in fiscal 1997.

  Exploration. The Corporation also seeks to enhance its overall exploration and production returns by participating in a number of Gulf of Mexico exploration projects which the Corporation considers to be lower risk. Taurus invested $18 million in offshore exploration and related development during fiscal 1996. During fiscal 1997, Taurus plans to invest $20 million in offshore exploration and development.

  Mitigation of Risk. Taurus seeks to mitigate the risks inherent in the oil and gas business through a variety of means. While Taurus maintains its own in-house acquisition and exploration capabilities, it seeks to form partnerships with proven industry operators having similar risk tolerances and earnings objectives. Exploration efforts are conducted primarily in shallow water Gulf of Mexico areas which the Corporation considers to be lower risk with Taurus typically taking no more than a 25% interest in any prospect. Commodity price risk is mitigated by the use of futures, swaps and firm contract pricing. Taurus has already hedged or placed under contract 70% of its estimated fiscal 1997 gas production and more than half of estimated fiscal 1997 oil production.

                                  THE OFFERING

Common Stock offered(1)...........  1,500,000 shares

Common Stock outstanding after the
 Offering (pro forma as of
 December 31, 1996)...............  12,786,441 shares

Indicated annual dividend
 rate(2)..........................  $1.20 per share

Use of proceeds...................  The Corporation intends to use the net proceeds from the offering to repay a
                                    portion of the short-term debt incurred by
                                    the Corporation to fund the acquisition of
                                    various oil and gas properties made by
                                    Taurus during fiscal 1996, including the
                                    purchase from Burlington Resources Inc. of
                                    Black Warrior Basin coalbed methane
                                    properties described herein. See "Use of
                                    Proceeds" and "The Corporation--Oil and Gas
                                    Exploration and Production Activities."

New York Stock Exchange symbol....  EGN

--------

(1) Each share of Common Stock includes two-thirds of a right to purchase 1/100th of one share of Series A Junior Participating Preferred Stock, par value $0.01 per share. See "Description of Capital Stock" in the accompanying Prospectus.

(2) It is anticipated that management will recommend at the January 22, 1997 meeting of the Board of Directors of the Corporation the declaration of a dividend of $0.30 per share of Common Stock to be payable on March 3, 1997 to shareholders of record at the close of business on February 14, 1997. Purchasers of shares offered hereby who are holders of record on the record date for such dividend will be entitled to receive this dividend, if declared.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The selected historical consolidated financial information of the Corporation shown below for the five-year period ended September 30, 1996 has been derived from previously published audited consolidated financial statements of the Corporation, prepared in accordance with generally accepted accounting principles, which have been examined and reported upon by Coopers & Lybrand, L.L.P., independent auditors. The Other Data shown below are unaudited. This information should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Annual Report on Form 10-K for the year ended September 30, 1996, which report is incorporated by reference herein.

                                        YEAR ENDED SEPTEMBER 30,
                         ------------------------------------------------------
                            1996       1995       1994       1993       1992
                         ---------- ---------- ---------- ---------- ----------
                                   (IN THOUSANDS, EXCEPT SHARE DATA)
HISTORICAL CONSOLIDATED
 STATEMENT OF INCOME
 DATA:
  Operating Revenues.... $  399,442 $  318,580 $  374,503 $  355,878 $  331,065
  Operating Income......     38,797     32,033     35,328     29,919     22,548
  Income Before Income
   Taxes................     26,589     22,989     30,362     21,489     16,069
  Net Income............     21,541     19,308     23,751     18,081     16,628
  Earnings Per Average
   Common Share.........       1.95       1.77       2.19       1.77       1.64
  Average Common Shares
   Outstanding.......... 11,023,434 10,906,315 10,833,619 10,236,926 10,168,111
  Cash Dividends Paid
   Per Common Share..... $     1.17 $     1.13 $     1.09 $     1.05 $     1.01
HISTORICAL CONSOLIDATED
 STATEMENT OF CASH FLOW
 DATA:
  Net Cash Provided by
   Operating
   Activities........... $   52,457 $   60,869 $   34,343 $   40,441 $   30,302
                                        YEAR ENDED SEPTEMBER 30,
                         ------------------------------------------------------
                            1996       1995       1994       1993       1992
                         ---------- ---------- ---------- ---------- ----------
                                   (IN THOUSANDS, EXCEPT OTHER DATA)
HISTORICAL CONSOLIDATED
 BALANCE SHEET DATA:
  Capitalization:
   Long-Term Debt....... $  195,545 $  131,600 $  118,302 $   85,852 $   90,609
   Common Shareholders'
    Equity..............    188,405    173,924    167,026    140,313    129,858
   Preferred Stock......        --         --         --         --       1,800
  Total Capitalization..    383,950    305,524    285,328    226,165    222,267
  Total Assets..........    570,971    459,084    411,314    370,685    342,119
  Property, Plant and
   Equipment (Net)......    444,916    327,264    287,182    273,097    254,630
OTHER DATA (UNAUDITED):
  Proved Reserves
   (Bcfe)...............      250.9       95.2       69.0       75.0       53.3
  Production (Bcfe).....       16.1       10.1       10.3        7.5        7.3
  Natural Gas
   Distribution
   Throughput (Bcf).....      111.4      101.4       97.5       94.4       91.8
  Standardized Measure
   of Discounted Future
   Net Cash Flows
   Relating to Proved
   Oil and Gas Reserves
   (PV10) (in
   thousands)........... $  170,839 $   63,559 $   51,654 $   72,784 $   48,298
  Capital Expenditures
   (in thousands):
   Natural Gas
    Distribution........ $   43,175 $   42,780 $   38,473 $   22,093 $   20,228
   Exploration and
    Production.......... $  130,486 $   28,493 $    8,970 $   22,181 $    4,386

                                USE OF PROCEEDS

  The net proceeds to the Corporation from the sale of the shares of Common Stock offered hereby are estimated to be approximately $43,843,000 ($50,438,000 if the Underwriters' over-allotment option is exercised in full). The Corporation intends to use the net proceeds from the offering to repay a portion of the short-term debt incurred by the Corporation to fund the acquisition of various oil and gas properties made by Taurus during fiscal 1996, including the purchase from Burlington Resources Inc. of Black Warrior Basin coalbed methane properties described herein. See "The Corporation--Oil and Gas Exploration and Production Activities." At December 31, 1996, the Corporation had short-term indebtedness of approximately $67,000,000, having a weighted average interest rate of 5.62% per annum, and maturities ranging from January 2, 1997 to March 4, 1997.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Corporation at September 30, 1996 on an historical basis and as adjusted to reflect the sale by the Corporation of the 1,500,000 shares of Common Stock offered hereby and the use of proceeds thereof (after deducting estimated offering expenses and underwriting discount), using the last sale price per share of the Common Stock on January 3, 1997 shown on the cover page hereof. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Corporation and the notes thereto contained in the Corporation's Annual Report on Form 10-K for the year ended September 30, 1996, which report is incorporated by reference herein.

                                                    AS OF SEPTEMBER 30, 1996
                                                    ----------------------------
                                                                  AS ADJUSTED
                                                      ACTUAL      FOR OFFERING
                                                    ------------ ---------------
                                                         (IN THOUSANDS)
Short-term debt(1)................................. $     60,805   $     16,962
                                                    ============   ============
Long-term debt (excluding current maturities)...... $    195,545   $    195,545
                                                    ------------   ------------
Common shareholders' equity:
  Common stock, $0.01 par value, authorized
   30,000,000 shares, outstanding 11,162,634 shares
   actual and 12,662,634 shares as adjusted for the
   Offering(2).....................................          112            127
  Premium on capital stock.........................       86,833        130,661
  Capital surplus..................................        2,802          2,802
  Retained earnings................................       98,658         98,658
                                                    ------------   ------------
    Total common shareholders' equity..............      188,405        232,248
                                                    ------------   ------------
    Total capitalization........................... $    383,950   $    427,793
                                                    ============   ============

--------
(1) Includes $1,805,000 of current maturities of long-term debt and $59,000,000 of notes payable.
(2) Does not include a total of 1,016,110 shares reserved for issuance at September 30, 1996 under the Corporation's stock option, long range performance share, employee stock purchase, director stock and other employee benefit plans or 830,908 shares reserved for issuance at September 30, 1996 under the Corporation's dividend reinvestment and direct stock purchase plan.

                    FUTURE CAPITAL RESOURCES AND LIQUIDITY

  The Corporation anticipates that utility capital expenditures by Alagasco may approximate $37.6 million in fiscal 1997, representing principally additions for normal distribution system expansion. The Corporation anticipates that Alagasco also will maintain an investment in storage working gas which is expected to average approximately $24 million in fiscal 1997. The Corporation anticipates funding these capital requirements through internally generated capital and the utilization of short-term credit facilities.

  The Corporation's strategy to dramatically grow Taurus involves investing $400 million in the acquisition of producing properties with development potential and $100 million in offshore Gulf of Mexico exploration and development in the five-year period ending September 30, 2000. During fiscal 1997 the Corporation plans that Taurus will invest $90 million in property acquisitions and in the development of existing reserves and $20 million in offshore exploration and development. Taurus's ability to make such investments in property acquisitions, however, will be significantly influenced by industry trends as the producing property acquisition market has historically been cyclical. As part of these activities, Taurus is continually engaged in evaluating and making proposals with respect to potential property acquisitions, and at any time may be involved in negotiations with respect to such acquisitions.

  To finance Taurus's investment program the Corporation initially will utilize short-term credit facilities of $156 million to supplement internally generated cash flow, but long-term debt and equity will be issued for permanent financing. During fiscal 1996, the Corporation filed a $250 million shelf registration for debt and common stock. Medium term notes of $40 million were issued in September 1996, and the Corporation plans to offer additional debt during fiscal 1997.

                                THE CORPORATION

  The Corporation is a diversified energy holding company engaged primarily in natural gas distribution and the exploration and production of natural gas and oil.

NATURAL GAS DISTRIBUTION

  General. Alagasco, the Corporation's principal subsidiary, is the largest natural gas distribution utility in the State of Alabama. Alagasco purchases natural gas through interstate and intrastate suppliers and distributes the purchased gas through its distribution facilities for sale to residential, commercial, industrial and other end-users of natural gas. Alagasco also provides transportation services to industrial and commercial customers located on its distribution system. These transportation customers, acting on their own or using Alagasco as their agent, purchase gas directly from producers or other suppliers and arrange for delivery of the gas into the Alagasco distribution system. Alagasco then charges a fee to transport this customer-owned gas through its distribution system to the customer's facility.

  Alagasco's service territory is located primarily in central and north Alabama and includes over 175 communities in 30 counties. Birmingham, the largest city in Alabama, and Montgomery, the state capital, are served by Alagasco. The aggregate population of the counties served by Alagasco is estimated to be 2.4 million. During 1996 Alagasco served an average of 418,486 residential customers, 34,028 small commercial and industrial customers, and 54 large commercial and industrial customers.

  APSC Regulation. As an Alabama utility, Alagasco is subject to regulation by the Alabama Public Service Commission ("APSC") which, in 1983, established the Rate Stabilization and Equalization ("RSE") rate-setting process. RSE was extended for the fourth time on October 7, 1996, for a five-year period through January 1, 2002. Under the terms of that extension, RSE will continue after January 1, 2002, unless, after notice to the Corporation and a hearing, the Commission votes to either modify or discontinue its operation.

  Under RSE, the APSC conducts quarterly reviews to determine, based on Alagasco's projections and fiscal year-to-date performance, whether Alagasco's return on equity for the fiscal year will be within the allowed range of 13.15% to 13.65%. Reductions in rates can be made quarterly to bring the projected return within the allowed range; increases, however, are allowed only once each fiscal year, effective December 1, and cannot exceed 4% of prior-year revenues. RSE limits the utility's equity upon which a return is permitted to 60% of total capitalization and provides for certain cost control measures designed to monitor Alagasco's operations and maintenance ("O&M") expense. If the change in O&M expense per customer falls within 1.25 percentage points above or below the Consumer Price Index For All Urban Customers ("index range"), no adjustment is required. If, however, the change in O&M expense per customer exceeds the index range, three-quarters of the difference is returned to customers. To the extent the change is less than the index range, the utility benefits by one-half of the difference through future rate adjustments. The most recent RSE adjustment, a $7.7 million annual increase in revenue, became effective December 1, 1996.

  Alagasco calculates a temperature adjustment to customers' monthly bills to remove the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly, and the adjustments to customers' bills are made in the same billing cycle the weather variation occurs.

  Alagasco's rate schedules for natural gas distribution charges contain a Gas Supply Adjustment ("GSA") rider which permits the pass-through to customers of changes in the cost of gas supply, including Gas Supply Realignment ("GSR") surcharges imposed by Alagasco's suppliers resulting from changes in gas supply purchases related to the implementation of Federal Energy Regulatory Commission ("FERC") Order 636. On October 7, 1996, the APSC issued an order providing for the refund to customers of approximately $17.1 million, including interest, of supplier refunds. That order provides that refunds shall be returned to customers prior to January 31, 1997. These refunds were collected from a variety of sources and most relate to the settlement of rate case and FERC Order 636 proceedings of Southern Natural Gas Company ("Southern").

  Gas Supply. The Alagasco distribution system is connected to and has firm transportation contracts with two major interstate pipeline systems-Southern and Transcontinental Gas Pipe Line Corporation ("Transco"). Effective November 1, 1993, Alagasco's pre-Order 636 contract demand and firm transportation with Southern converted to 250,924 thousand cubic feet ("Mcf") per day of No-Notice Firm Transportation service for a period of 15 years, 91,946 Mcf per day of Firm Transportation service for 15 years, and 50,000 Mcf per day of Firm Transportation service for five years. Southern also unbundled its existing storage capacity. Alagasco's pro rata share of this storage is 12,426,687 Mcf. Alagasco has a maximum withdrawal rate from storage of 250,924 Mcf per day and a maximum injection rate into storage of 95,590 Mcf per day. The Transco firm transportation contract, which expires in 2001, provides for maximum daily firm transportation of up to 100,000 Mcf. Thus, the Corporation has a peak day firm interstate pipeline transportation capacity of 492,870 Mcf per day.

  Alagasco has replaced the sales service formerly provided by Southern with purchases from various gas producers and marketers, including affiliates of Southern and Transco, and from certain intrastate producers. Alagasco has contracts in place to purchase up to a total of 286,776 Mcf per day of firm supply, of which 241,946 Mcf is supported by firm transportation on the Transco and Southern systems, 14,830 Mcf provides excess supply on the Southern system, and 30,000 Mcf is purchased at the city gate from intrastate suppliers. This volume, along with Alagasco's maximum withdrawal from storage of 250,924 Mcf per day and 200,000 Mcf per day of liquefied natural gas peak shaving capacity, gives Alagasco a peak day firm supply of 722,870 Mcf per day. Alagasco also utilizes the Southern and Transco pipeline systems to access spot market gas in order to supplement its firm system supply and serve its industrial transportation customers.

  Competition and Pricing. The price of natural gas is a significant marketing factor in the territory served by Alagasco; propane, coal and fuel oil are readily available, and many major industrial customers have the capability to switch to alternate fuels. In the residential and small industrial and commercial markets, electricity is the principal competitor.

  Natural gas service available to Alagasco customers generally falls into two categories--interruptible and firm. Interruptible service is contractually subject to interruption by Alagasco for various reasons, the most common of which is curtailment of industrial customers during periods of peak residential heating demand on the Alagasco system. Firm service is generally not subject to interruption and, therefore, is more expensive than interruptible service. Firm service is generally provided to residential and small commercial and industrial customers. Interruptible service is generally provided to large commercial and industrial customers which typically have the capacity to reduce consumption by adjusting their production schedules or by switching to alternate fuels during periods of interruption. Deliveries of sales and transportation gas totaled 111,422 million cubic feet ("MMcf") in 1996.

  In 1994, capitalizing on federally mandated changes in the natural gas industry, Alagasco implemented the "P" Rate. This tariff allows the utility to, in effect, release available pipeline capacity thereby reducing pipeline transportation costs for its 275 transportation customers. These lower costs help prevent bypass. Also, because revenue received from capacity release reduces core market gas costs, Alagasco's competitive position in the residential and small commercial markets is enhanced as well.

  Alagasco has a Competitive Fuel Clause ("CFC") as part of its rate tariff which allows Alagasco to adjust large commercial and industrial prices on a case-by-case basis to compete with either alternate fuels or alternate sources of gas. The GSA rider to Alagasco's tariff increases the rates paid by other customers to recover the reduction in rates allowed under the CFC because the retention of any customer, particularly large commercial and industrial, benefits all customers by recovering a portion of the system's fixed cost.

  Alagasco also has a Transportation Tariff (the "Tariff") which allows the Corporation to transport gas for customers rather than buying and reselling gas to them. The Tariff is based on Alagasco's gas sales profit margin so that Alagasco's net income is not affected whether it transports or sells gas. The Tariff also may be adjusted under the CFC. Of Alagasco's total large commercial and industrial customer deliveries during 1996, over 99% (46,207
MMcf) was from transportation of customer-owned gas.

  Growth. Alagasco has supplemented traditional service area growth with acquisitions of municipally-owned gas distribution systems. Since 1985 Alagasco has acquired 22 such systems, three of which were acquired in fiscal 1996 initially adding over 1,800 customers. Approximately 44,000 customers have been added through initial system purchases and subsequent customer additions, as Alagasco has increased the relatively low saturation rates in the acquired areas through a variety of marketing efforts, including offering natural gas service to propane customers already situated on the municipal system lines, extending the acquired municipal system into nearby neighborhoods that desire natural gas service, and marketing natural gas appliances to existing and new customers. Approximately 80 municipal systems, representing about 250,000 customers, remain in Alabama, and many are located in or near Alagasco's existing service territory. The Corporation is optimistic that additional acquisition opportunities will arise in the future, although there can be no assurance that any additional acquisitions of municipal gas distribution systems will in fact occur.

  Weather. Alagasco's gas distribution business is highly seasonal since a significant portion of Alagasco's total sales and delivery volumes is to customers whose use varies depending upon temperature, principally residential, small commercial and small industrial customers. Alagasco's rate tariff includes a temperature adjustment rider which is designed to mitigate the effect of departures from normal temperature on Alagasco's earnings. The calculation is performed monthly and adjustments are made to customers' bills in the actual month the weather variation occurs.

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES

  General. The Corporation's oil and gas activities are conducted by Taurus, and involve the acquisition, development, exploration and production of natural gas and oil from conventional and nonconventional reservoirs in the continental United States. Taurus's remaining recoverable reserves at the end of fiscal 1996 totaled 250,867 million cubic feet equivalents ("MMcfe") and are located primarily in Alabama, Louisiana, Texas and the Gulf of Mexico.

  As the Corporation's dominant growth vehicle, Taurus is continuing its strategic focus on acquiring oil and gas producing properties with development potential and supplementing returns with Gulf of Mexico exploration and related development which the Corporation considers to be lower risk. Beginning with the 1996 fiscal year, the Corporation embarked on a five-year diversified growth strategy which calls for the Corporation to invest through Taurus $400 million in producing property acquisitions and related development and $100 million in exploration and related development.

  In implementing the Corporation's growth strategy, Taurus works with a variety of experienced industry partners in its acquisition and exploration activities. Taurus also is working to increase its internal generation of acquisition opportunities. To help minimize risk, Taurus takes small working interest positions in numerous exploratory prospects rather than large positions in a few. Taurus also utilizes the natural gas and oil futures markets as well as fixed-price contracts as defensive mechanisms to mitigate the impact of commodity price volatility on targeted returns of reserve acquisitions and to manage overall price volatility on other production.

  The first year of implementation of the Corporation's diversified growth strategy resulted in Taurus (i) investing $108 million for the acquisition of eight producing properties with development potential and (ii) participating in 12 successful exploratory and development wells in the Gulf of Mexico. Net reserve additions totaled 171,801 MMcfe, production increased 60% to 16,118 MMcfe, and the average sales price per Mcfe was $1.97.

  Taurus also serves as the operator of extensive Black Warrior Basin coalbed methane properties for its own interests and those of its partners, and also provides third-party operations. Since making the transition away from the development of new coalbed methane projects in the early 1990s, Taurus has continued to operate coalbed methane wells as a profitable business activity but looks to the acquisition, exploration and development of oil and gas reserves for long-term growth.

  Property Acquisitions and Development. Taurus's largest property acquisition in fiscal 1996 was the $61 million purchase of 105 Bcf of coalbed methane reserves in Alabama from Burlington Resources Inc. Part of Burlington's accelerated divestiture program, these Black Warrior Basin wells cover 19,000 gross acres adjacent to Taurus's existing coalbed methane interests in west central Alabama. Substantially all of these long-lived coalbed methane reserves are proved producing and complemented well Taurus's other reserve acquisitions which featured a greater amount of behind-pipe and proved undeveloped reserves. Production from 43 of the more than 100 wells qualifies for the nonconventional fuels tax credit, which presently is valued at $1 per Mcf of production and increases annually with inflation.

  Through its partnership with Sonat Exploration Company ("Sonat Exploration"), a subsidiary of Birmingham-based Sonat Inc., Taurus invested $28 million in four conventional property acquisitions during fiscal 1996. Three of the properties are located in Louisiana and the other is located in the Gulf of Mexico, offshore from Louisiana and Texas. Taurus's working interest in these projects ranges from one-third to 40%. Taurus estimates its development costs related to these acquisitions will total approximately $20 million over the next three to four years. Taurus joined Sonat Exploration's ongoing reserve acquisition efforts in the summer of 1995 by means of a three-and-a-half year agreement with Sonat Exploration and plans to invest $25 million to $50 million annually with Sonat Exploration in calendar years 1996, 1997 and 1998. Related development drilling may require additional investment on the part of Taurus over the ensuing five years of approximately 50 cents for each dollar of acquisition cost.

  In September 1996, Taurus purchased a 75% working interest in the Odem Field in south Texas from Bargo Energy Company and Moran Resources Company and acquired estimated proved reserves of 21 Bcfe for $15 million. Taurus's share of future development costs on these properties could approximate $4 million.

  Exploration and Development. Taurus invested $18 million in offshore exploration and related development during fiscal 1996. Through existing partnership arrangements with United Meridian Corporation ("UMC") and King Ranch Oil & Gas ("King Ranch"), Taurus participated in 12 successful exploratory and development wells, adding 5 Bcf of natural gas to its proved reserves.

  Taurus utilizes several avenues to ensure a continuing flow of suitable exploratory prospects, including its participation in UMC's offshore exploratory program, a multi-year 3-D seismic joint venture with King Ranch and Holley Petroleum, Inc., covering 200 offshore Texas blocks, and other offshore lease sales with various industry partners.

  While primarily focusing on Gulf of Mexico exploration, Taurus did acquire in fiscal 1996 a 25% working interest in Sonat Exploration's exploratory efforts in the North Crowley field in Louisiana. This field also contains producing properties and was one of the four acquisitions made through Taurus's joint agreement with Sonat Exploration. The field contains 8,000 gross undeveloped acres.

  Coalbed Methane Operations. Taurus's nonconventional gas strategy is to focus on operating the large projects in which it has a working interest, as well as contract operations for others. Taurus is the operator of approximately 1,140 coalbed methane wells, including wells in a project owned by TECO Coalbed Methane, Inc., one of Taurus's joint venture partners in other coalbed methane projects. Under the terms of the TECO agreement, Taurus provides technical, administrative and operating services for a fee and receives additional compensation based on the project's profitability.

  Most of the gas produced from the coalbed methane wells in which Taurus has an interest is being sold under long-term contracts which provide markets for 100% of the wells' production capacity.

  Mitigation of Risk. Taurus seeks to mitigate the risks inherent in the oil and gas business through a variety of means. While Taurus maintains its own in-house acquisition and exploration capabilities, it seeks to form partnerships with proven industry operators having similar risk tolerances and earnings objectives. Exploration efforts are conducted primarily in shallow water Gulf of Mexico areas which the Corporation considers to be lower risk with Taurus typically taking no more than a 25% interest in any prospect. Commodity price risk is mitigated by the use of futures, swaps and firm contract pricing. Taurus has already hedged or placed under contract 70% of its estimated fiscal 1997 gas production and more than half of estimated fiscal 1997 oil production.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Corporation's Common Stock is listed for trading on the New York Stock Exchange under the symbol EGN. The following table sets forth for the periods indicated the high and low sales prices of the Common Stock as reported on the New York Stock Exchange Composite Transactions Tape, and the amount of cash dividends paid per share of Common Stock:


                                                                    Dividends
                                                   High      Low      Paid
                                                 -------   -------  ---------
Fiscal Year Ended September 30, 1995
   First Quarter..............................   $22 3/4   $19 3/4   $0.28
   Second Quarter.............................    23 1/2    20 5/8    0.28
   Third Quarter..............................    23 1/4    20 1/8    0.28
   Fourth Quarter.............................    22 3/8    21        0.29
Fiscal Year Ended September 30, 1996
   First Quarter..............................    25 1/8    21 3/8    0.29
   Second Quarter.............................    25 3/8    21 3/4    0.29
   Third Quarter..............................    24 1/4    21 7/8    0.29
   Fourth Quarter.............................    25        22        0.30
Fiscal Year Ending September 30, 1997
   First Quarter..............................    31 1/4    23 3/4    0.30
   Second Quarter (through January 3, 1997)...    30 3/8    29 1/2      --

  On January 3, 1997, the last reported per share sales price of the Corporation's Common Stock on the New York Stock Exchange Composite Transactions Tape was $30 3/8.

  The Corporation has paid quarterly dividends on its Common Stock since the Corporation became publicly held in 1953, and has increased its dividend on Common Stock in each of the past fourteen years. Dividends paid by the Company on its Common Stock are at the discretion of the Board of Directors and depend upon the Corporation's earnings, financial condition and other relevant factors. See "Description of Capital Stock--Common Stock--Limitations on Dividend Payments" in the accompanying Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Corporation and each of the underwriters named below (the "Underwriters"), the Corporation has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Salomon Brothers Inc, Dean Witter Reynolds Inc., and A.G. Edwards & Sons, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase the number of shares of Common Stock set forth opposite its respective name below:

                                                                       NUMBER
     UNDERWRITER                                                      OF SHARES
     -----------                                                      ---------
Salomon Brothers Inc ................................................
Dean Witter Reynolds Inc. ...........................................
A.G. Edwards & Sons, Inc. ...........................................



                                                                      ---------
  Total.............................................................. 1,500,000
                                                                      =========

  The several Underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all of the shares of Common Stock offered hereby if any of the shares of Common Stock are purchased (other than those shares of Common Stock covered by the Underwriters' over-allotment option described below). In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Representatives have advised the Corporation that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in
excess of $   per share. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $   per share on sales to certain other
dealers. After the offering of the Common Stock, the public offering price, concession and discount may be changed.

  The Corporation has granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to an aggregate of 225,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount, determined in the manner described on the cover page hereof. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the option shares that the number of shares of Common Stock to be purchased by it in the foregoing table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Corporation has agreed that, for a period of 90 days from the date of the Underwriting Agreement, it will not, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into or exchangeable for, any shares of Common Stock; provided, however, that the Corporation may issue and sell Common Stock pursuant to any director or employee stock option, stock bonus or incentive plan, stock ownership plan, any Corporation sponsored retirement or similar plan, any dividend reinvestment or direct stock purchase plan or any other similar plan of the Corporation in effect on such date and the Corporation may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding on such date.

  Salomon Brothers Inc and A.G. Edwards & Sons, Inc. are parties to a Selling Agency Agreement with the Corporation pursuant to which they acted as placement agents for the Corporation's issuance of medium-term notes in September 1996, for which they received customary commissions. The Selling Agency Agreement contemplates future issuances of medium-term notes. Salomon Brothers Inc has also acted as a placement agent in connection with the sale of medium-term notes by Alagasco, for which it received customary commissions. The Representatives and certain affiliates thereof engage in transactions with and provide services for the Corporation in the ordinary course of business.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Corporation by Bradley Arant Rose & White LLP, Birmingham, Alabama. Certain legal matters will be passed upon for the Underwriters by
Winthrop, Stimson, Putnam & Roberts, New York, New York. As of      , the
partners and associates of Bradley Arant Rose & White, LLP beneficially owned
approximately    shares of Common Stock of the Corporation.

                                    EXPERTS

  The consolidated balance sheets of the Corporation as of September 30, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996 and the related financial statement schedules which are incorporated by reference or included in the Corporation's Annual Report on Form 10-K for the year ended September 30, 1996 and which have been incorporated by reference herein have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                                 $250,000,000

                              ENERGEN CORPORATION

                                DEBT SECURITIES
                                 COMMON STOCK

  Energen Corporation (the "Corporation") may offer from time to time up to an aggregate amount of $250,000,000 (or the equivalent thereof if any of the securities offered hereby are denominated in a currency, currency unit or composite currency other than the U.S. dollar) of (i) its notes, debentures or other evidences of unsecured indebtedness (the "Debt Securities") in one or more currencies on terms to be determined at the time of sale and (ii) shares of its common stock, par value $.01 per share (the "Common Stock"), on terms to be determined at the time of sale. The Common Stock is referred to herein as the "Equity Securities," and the Debt Securities and the Equity Securities are collectively referred to herein as the "Offered Securities." The Offered Securities may be sold for U.S. Dollars, foreign currencies or foreign currency units, and the principal of or any interest on the Debt Securities may be payable in U.S. Dollars, foreign currencies or foreign currency units. The Debt Securities will rank equally with all other outstanding unsecured senior indebtedness of the Corporation. The Debt Securities may be issued in one or more series with the same or various maturities, at par or with an original issue discount. The Debt Securities of any series may be in registered or bearer form and may be represented by a single global security registered in the name of a securities depositary.

  When Debt Securities are offered, a supplement to this Prospectus (the "Prospectus Supplement") will set forth the specific terms of such Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, currency or currency unit of denomination and payment, maturity, interest rate (which may be fixed or variable) and time of payment of interest, if any, any terms for redemption (which either may be at the option of the Corporation or the holder), any terms for sinking fund payments, and information about any listing on a securities exchange of such Debt Securities. When Equity Securities are offered, a Prospectus Supplement will set forth the aggregate number of shares offered. Any Prospectus Supplement will also set forth the initial public offering price, the net proceeds to the Corporation and other specific terms of the Offered Securities.

  The Offered Securities may be sold to or through underwriters, dealers or agents, or directly to purchasers. If any agents of the Corporation or any underwriters are involved in the sale of the Offered Securities, their names, and any applicable fee, commission or discount arrangements with them will be set forth in any applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Offered Securities and the method and the terms thereof.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY
      IS A CRIMINAL OFFENSE.

              The date of this Prospectus is September 13, 1996.

                             AVAILABLE INFORMATION

  The Corporation is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding reporting companies, including the Corporation. The shares of Common Stock of the Corporation are listed on the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Reports, proxy and information statements and other information concerning the Corporation can be inspected at the offices of that exchange.

  The Corporation has filed a Registration Statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Corporation and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. The registration statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Section of the Commission at such address at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Corporation with the Commission are incorporated by reference in the Prospectus:

    (a) The Corporation's Annual Report on Form 10-K for the year ended September 30, 1995 filed pursuant to Section 13(a) of the Exchange Act;

    (b) The Corporation's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995, March 31, 1996, and June 30, 1996 filed pursuant to Section 13(a) of the Exchange Act;

    (c) The Corporation's Current Report on Form 8-K filed August 23, 1996, as amended by the Corporation's Amendment No. 1 to Form 8-K on Form 8-K/A filed September 3, 1996, each filed pursuant to Section 13(a) of the Exchange Act;

    (d) The description of the Corporation's preferred stock purchase rights contained in, and the Rights Agreement filed as an exhibit to, the Corporation's Registration Statement on Form 8-A, as amended, File No. 1-7810, dated August 8, 1988.

  All documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference in this Prospectus; accordingly, such information contained herein is qualified in its entirety by reference to such incorporated documents and should be read in conjunction therewith.

  The Corporation will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference in the Prospectus unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be addressed to Energen Corporation, Investor Relations Department, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (telephone number (800) 654-3206 or (205) 326-2634).

                              ENERGEN CORPORATION

  The Corporation is a diversified energy holding company engaged primarily in natural gas distribution and the exploration and production of natural gas and oil. The Corporation's principal utility subsidiary, Alabama Gas Corporation ("Alagasco"), is the largest natural gas distribution utility in the State of Alabama. Alagasco purchases natural gas through interstate and intrastate suppliers and distributes the purchased gas through its distribution facilities for sale to residential, commercial, industrial and other end-users of natural gas. Alagasco also provides distribution services for selected customers. The Corporation's oil and gas exploration, production and development activities are conducted by its subsidiary, Taurus Exploration, Inc. ("Taurus"), and involve the exploration for and the production of natural gas and oil from both conventional and nonconventional reservoirs. Taurus also seeks to increase its reserves of natural gas and oil through the acquisition of such properties.

  The Corporation's executive offices are located at 2101 Sixth Avenue North, Birmingham, Alabama 35203, and its telephone number is (205) 326-2700.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

  The following are the consolidated ratios of earnings to fixed charges for each of the periods indicated:

                                   YEAR ENDED SEPTEMBER 30,
                                   ------------------------ NINE MONTHS ENDED
                                   1995 1994 1993 1992 1991   JUNE 30, 1996
                                   ---- ---- ---- ---- ---- -----------------
   Ratio of Earnings to Fixed
    Charges....................... 2.95 3.68 3.01 2.52 2.28       4.47

  For purposes of computing the consolidated ratio, earnings represent net income applicable to Common Stock, plus applicable income taxes and fixed charges. Fixed charges represent interest expense, capitalized interest and amortization of debt expense.

                                USE OF PROCEEDS

  Except as may otherwise be described or referred to in a Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, including the Corporation's working capital needs, the funding of investments in, or extensions of credit to, its subsidiaries, the possible acquisition of other corporations or their assets or liabilities, including the acquisition of natural gas and oil properties, the reduction of short-term or other outstanding indebtedness and the funding of Alagasco's share of supplier refunds due customers in accordance with the settlement of certain rate cases between Southern Natural Gas Company and the Federal Energy Regulatory Commission. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The Corporation may, from time to time, engage in additional capital financings of a character and in amounts to be determined by the Corporation in light of its need at such time or times and in light of prevailing market conditions.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any applicable Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities will be issued under an Indenture (the "Indenture") between the Corporation and The Bank of New York (the "Trustee"). A copy of the Indenture is filed as an exhibit to this Registration Statement. The following summaries of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the applicable definitions therein of certain terms used in this Prospectus. All capitalized terms not defined in this Prospectus shall have the definitions ascribed to them in the Indenture. Copies of the Indenture are available for inspection during normal business hours at the principal office of the Corporation or at the corporate trust office of the Trustee.

GENERAL

  The Debt Securities will be direct, unsecured obligations of the Corporation and will rank pari passu with all outstanding unsecured senior indebtedness of the Corporation. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. All securities issued under the Indenture will rank equally and ratably with all other securities to be issued under such Indenture.

  The Debt Securities will be obligations exclusively of the Corporation. Since substantially all of the operations of the Corporation are conducted through its subsidiaries, principally Alagasco and Taurus, the Corporation's cash flow and consequently its ability to service debt is dependent upon the cash flow of its subsidiaries and the payment of funds by those subsidiaries in the form of dividends.

  The Prospectus Supplement and any related Pricing Supplement will describe certain terms of the Offered Debt Securities, including: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the principal of the Offered Debt Securities is payable; (4) the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or any method by which such rate or rates shall be determined, and the date or dates from which such interest will accrue; (5) the date or dates on which interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for any such Interest Payment Dates; (6) each office or agency where the principal of, and premium, if any, and any interest on the Offered Debt Securities will be payable and may be surrendered for registration of transfer or exchange; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Corporation; (8) the obligation, if any, of the Corporation to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or similar provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more global notes, and, if so, the identity of the depositary for such global notes and the terms and conditions, if any, on which interests in such global notes may be exchanged for the individual securities represented thereby; (10) whether the Offered Debt Securities are to be issued with original issue discount within the meaning of section 1273(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder and the amount of such discount; (11) the obligations or instruments which shall be considered to be Eligible Obligations in respect of Offered Debt Securities denominated in any currency other than United States Dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of the Company's indebtedness in respect of Offered Debt Securities after the satisfaction and discharge thereof; (12) any provisions for payment of additional amounts for taxes, and any provisions for redemption in the event the Corporation must comply with withholding tax or other tax reporting requirements in respect of an Offered Debt Security other than a Floating Rate Security ("Affected Security") or must pay such additional amounts in respect of any Offered Debt Security; (13) any index used to determine the amount of payment of principal of, and premium, if any, and any interest on the Offered Debt Securities; (14) the applicable Overdue Rate, if any; (15) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to the Offered Debt Securities; (16) if the principal of or premium, if any, or interest, if any, on the Offered Debt Securities are to be payable, at the election of the Corporation or a Holder thereof, in a coin or currency other than that in which the Debt Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made; (17) the currency or currencies, including composite currencies, in which payment of the principal of and premium, if any, and interest, if any, on the Offered Debt Securities shall be payable (if other than the currency of the United States); (18) if the principal of or premium, if any, or interest on the Offered Debt Securities are to be payable, or are to be payable at the election of the Corporation or a Holder thereof, in securities or other property, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made; (19) the terms, if any, pursuant to which the Offered Debt Securities may be converted into or exchanged for shares of capital stock or other securities of the Corporation; (20) the obligations or instruments, if any, which shall be considered to be Eligible Obligations (as defined herein) in respect of the Offered Debt Securities denominated in any currency other than United States Dollars or in a composite currency, and any additional or alternative provisions for the reinstatement of the Corporation's indebtedness in respect of such Debt Securities after the satisfaction and discharge thereof; and (21) any other terms and provisions of the Offered Debt Securities which are not inconsistent with the Indenture.

  Unless otherwise provided in the Prospectus Supplement or a Pricing Supplement, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof.

  Debt Securities may be issued as Discount Securities to be sold at a substantial discount below their principal amount. Discount Securities mean any Debt Securities issued with "original issue discount" within the meaning of Section 1273(a) of the Code and the regulations thereunder. Special United States income tax and other considerations applicable to Discount Securities will be described in any applicable Prospectus Supplement relating thereto. Discount Securities may provide for the declaration of acceleration of the Maturity of an amount less than the principal amount thereof upon the occurrence of an Event of Default and the continuation thereof.

  The Indenture provides that all Debt Securities of any one series need not be issued at the same time and that the Corporation may, from time to time, issue additional Debt Securities of a previously issued series. In addition, the Indenture provides that the Corporation may issue Debt Securities with terms different from those of any other series of Debt Securities and, within a series of Debt Securities, terms (such as interest rate or manner in which interest is calculated, original issue date, redemption provisions and maturity date) may differ.

CERTAIN CONDITIONS FOR ISSUANCE OF ADDITIONAL INDEBTEDNESS

  Under the indentures relating to its Series 1993 Notes due annually beginning March 1, 1996 to March 1, 2008 (the "1993 Notes") and 8% Debentures due 2007 (the "8% Debentures"), the Corporation is not permitted to create or issue any indebtedness, other than indebtedness maturing on demand or within one year, which ranks prior to or on a parity with the 1993 Notes or the 8% Debentures in right of payment unless immediately thereafter, and after giving effect thereto and to the application of the proceeds thereof, Consolidated Net Utility Fixed Assets (defined generally as the aggregate value of all the physical property owned by the Corporation and its consolidated subsidiaries used or useful in the business of furnishing or distributing gas service, less accumulated depreciation) shall be at least equal to Consolidated Funded Indebtedness (defined generally as all outstanding indebtedness of the Corporation and its consolidated subsidiaries, other than indebtedness maturing on demand or within one year).

  Pursuant to Section 234 of the Constitution of Alabama of 1901, the bonded indebtedness of Alabama corporations may not be increased without the consent of shareholders. The Corporation currently has shareholder approval to issue bonded indebtedness in an amount not exceeding, when taken together with then outstanding bonded indebtedness, $75 million, and may not issue more than such amount without the further consent of shareholders. Based upon such requirement, the Corporation may presently issue an additional $40 million of bonded indebtedness. The Corporation intends to request an increase in such amount at the next annual meeting of shareholders in January 1997.

GLOBAL NOTES

  If the Prospectus Supplement so provides, the Offered Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with or on behalf of a depositary located in the United States identified in any applicable Prospectus Supplement relating to such series. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note. The specific terms of the depositary arrangement with respect to any Offered Debt Securities of a series will be described in any applicable Prospectus Supplement relating to such series.

PAYMENT AND PAYING AGENTS

  Except as may be provided in the applicable Prospectus Supplement, interest, if any, on each Debt Security payable on each Interest Payment Date will be paid to the person in whose name such Debt Security is registered as of the close of business on the Regular Record Date relating to such Interest Payment Date. However, if there has been a default in the payment of interest on any Debt Security, such defaulted interest may be payable to the Holder of such Debt Security as of the close of business on a date selected by the Trustee not more than 15 days and not less than 10 days prior to the date proposed by the Corporation for payment of such defaulted interest.

  Unless otherwise indicated in any applicable Prospectus Supplement, principal of, and premium and interest, if any, on the Debt Securities will be payable at the office of the Trustee designated for such purpose or at any paying agent maintained by the Corporation for such purpose, except that at the option of the Corporation payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or (ii) by wire transfer to an account maintained by the Person entitled thereto. The Corporation may appoint one or more Paying Agents and may remove any Paying Agent, all in its discretion.

  The transfer of the Debt Securities may be registered, and the Debt Securities may be exchanged for other Debt Securities of authorized denominations and of like tenor and aggregate principal amount at the office of the Trustee designated for such purpose or at any paying agency maintained by the Corporation for such purpose.

The Corporation may appoint one or more additional security registrars or transfer agents and may remove any security registrar or transfer agent, all in its discretion. The applicable Prospectus Supplement will identify any additional security registrar or transfer agent appointed.

  No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Corporation will not be required (a) to issue, register the transfer of or exchange Debt Securities during the period of 15 days prior to giving any notice of redemption or (b) to issue, register the transfer of or exchange any Debt Security selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

  All moneys paid by the Corporation to the Trustee or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Securities which remain unclaimed at the end of two years after such principal, premium or interest shall become due and payable will be repaid, subject to applicable laws of escheat, to the Corporation, and the Holder of such Debt Securities will thereafter look only to the Corporation for payment thereof.

REDEMPTION

  Any terms for the optional or mandatory redemption of the Offered Debt Securities will be set forth in the applicable Prospectus Supplement. In accordance with the terms of the Indenture, Debt Securities will be redeemable only upon notice, by mail, not less than 30 nor more than 60 days prior to the date fixed for redemption and, if less than all of the Debt Securities of any series are to be redeemed, the particular Debt Securities will be selected by the Security Registrar by such method as the Trustee deems fair and appropriate.

  Any notice of optional redemption may state that such redemption shall be conditional upon the receipt by the Trustee, on or prior to the date fixed for such redemption, of money sufficient to pay the principal of and premium and interest, if any, on such Debt Securities and that if such money has not been so received, such notice will be of no force or effect and the Corporation will not be required to redeem such Debt Securities.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to the Debt Securities of a series: (a) failure to pay any interest on any Debt Security of that series within 30 days after the same becomes due and payable;
(b) failure to pay the principal of or premium, if any, on any Debt Security of that series within three business days after the same becomes due and payable; (c) failure to perform, or breach of, any other covenant or warranty of the Corporation in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of one or more series of Debt Securities other than such series), continued for 90 days after written notice by the Trustee to the Corporation or by the Holders of at least 25% in principal amount of all Outstanding Debt Securities of such series to the Corporation and the Trustee as provided in the Indenture; (d) certain events involving bankruptcy, insolvency, conservatorship, receivership or reorganization of the Corporation or Alagasco or Taurus, whether voluntary or involuntary; (e) a default under any other indebtedness of the Corporation or Alagasco or Taurus or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of the Corporation or Alagasco or Taurus, in each case aggregating in excess of $10,000,000, which default constitutes a failure to pay any portion of the principal of such indebtedness when due or results in the acceleration of the maturity of such indebtedness, unless within a period of 10 days after written notice of such default has been given to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 10% in principal amount of the Outstanding Debt Securities of any series, such indebtedness has been discharged or such acceleration has been rescinded or annulled; and (f) any other Event of Default provided for with respect to Debt Securities of that series.

  Except as described in (e) above, no Event of Default with respect to the Debt Securities of one series necessarily constitutes an Event of Default with respect to the Debt Securities of any other series issued under the Indenture.

REMEDIES

  If any Event of Default with respect to the Debt Securities of any series occurs and is continuing, either the Trustee or the Holders of at least 33% in aggregate principal amount of all the Outstanding Debt Securities of that series may declare the principal amount of all the Outstanding Debt Securities of that series to be due and payable immediately; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Trustee or the Holders of not less than 33% in aggregate principal amount of the Outstanding Debt Securities of all such series, considered as one class, may make such declaration of acceleration and not the Holders of the Debt Securities of any one of such series.

  The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default and its consequences under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal or premium or interest, if any, on any Debt Security of that series, or in respect of a provision of the Indenture which cannot be amended or modified without the consent of the Holder of each Outstanding Debt Security of the series affected.

  At any time after the declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for the payment of money due has been obtained, the Event or Events of Default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled if (a) the Corporation has paid or deposited with the Trustee a sum sufficient to pay (1) all overdue interest on all of such Debt Securities; (2) the principal of and premium, if any, on any of such Debt Securities which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Debt Securities; (3) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Debt Securities; (4) all amounts due to the Trustee under the Indenture; and (b) any other Events of Default with respect to the Debt Securities of such series, other than the nonpayment of the principal of such Debt Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

MISCELLANEOUS RIGHTS AND OBLIGATIONS OF TRUSTEE

  The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain other limitations, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series; provided, however, that if an Event of Default occurs and is continuing with respect to more than one series of Debt Securities, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Debt Securities of any one of such series; and provided, further, that (a) such direction will not be in conflict with any rule of law or with the Indenture and would not involve the Trustee in personal liability in circumstances where reasonable indemnity would not, in the Trustee's sole discretion, be adequate, (b) the Trustee shall not have determined that the action so directed would be unjustly prejudicial to the Holders not taking part in such direction and, (c) the Trustee may take any other action it deems proper which is not inconsistent with such direction. The right of a Holder of any Debt Security of such series to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal and premium and interest, if any, when due and to institute suit for the enforcement of any such payment. The Indenture provides that the Trustee, within 90 days after the occurrence of any default thereunder with respect to the Debt Securities of a series, is required to give the Holders of the Debt Securities of such series notice of any default known to it, unless cured or waived;

provided, however, that, except in the case of a default in the payment of principal of or premium or interest, if any, on any Debt Securities of such series, the Trustee may withhold such notice if the Trustee determines that it is in the interest of such Holders to do so; and, provided, further, that in the case of an Event of Default of the character specified above in clause (c) under "Events of Default," no such notice shall be given to such Holders until at least 75 days after the occurrence thereof.

  The Corporation is required to furnish to the Trustee annually a statement as to the performance by the Corporation of certain of its obligations under the Indenture and as to any default in such performance. The Corporation is also required to notify the Trustee of any Event of Default within 10 days after certain of its officers obtain actual knowledge thereof.

MODIFICATION, WAIVER AND AMENDMENT

  Certain modifications and amendments of the Indenture may be made by the Corporation and the Trustee without the consent of the Holders, including those which: (a) evidence the assumption by any successor to the Corporation of the Corporation's obligations under the Indenture or with respect to the Debt Securities; (b) add to the covenants of or surrender any rights of the Corporation under the Indenture; (c) add any Events of Default, in addition to those specified in the Indenture, with respect to all or any series of Outstanding Debt Securities; (d) change or eliminate any provision of the Indenture or add any new provision to the Indenture; provided, however, that if such change, elimination or addition will materially and adversely affect the interests of Holders of Debt Securities of any series, such change, elimination or addition will become effective with respect to such series only when there is no Debt Security of such series remaining outstanding under the Indenture; (e) provide collateral security for the Debt Securities; (f) establish the form or terms of Debt Securities of any series; (g) evidence the appointment of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one trustee; (h) provide for the procedures required to permit the utilization of a noncertificated system of registration for all or any series of Debt Securities; (i) subject to certain conditions, change the place where Debt Securities may be transferred, exchanged or paid; or (j) cure any ambiguity or inconsistency or make any other provisions with respect to matters and questions arising under the Indenture, provided such provisions shall not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

  Without limiting the generality of the foregoing, if the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), is amended after the date of the Indenture to require changes to the Indenture or the incorporation therein of additional provisions or permit changes to, or the elimination of, provisions which at the date of the Indenture are required by the Trust Indenture Act to be contained in the Indenture, the Corporation and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or reflect any such change, incorporation or elimination.

  Modifications of and amendments to the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment voting separately; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal or interest on, any Debt Security; (b) reduce the principal amount thereof or the rate of interest thereon or any premium payable upon redemption thereof; (c) reduce the amount of the principal of Discounted Securities that would be due and payable upon a declaration of acceleration of the maturity thereof; (d) change the coin or currency in which any Debt Security or any premium or the interest thereon is payable; (e) impair the right to institute suit for the enforcement of any such payment; (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (g) reduce the requirements for quorum or voting; or (h) modify the provisions of the Indenture relating to the modification of the Indenture, or the circumstances under which the Holders may waive past defaults by and certain covenants of the Corporation except to increase the percentages in principal amount referred to therein.

  The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of all series with respect to which a certain covenant or restriction has been specified, may, on behalf of all Holders of Debt Securities waive compliance by the Corporation with certain covenants of the Indenture. The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series (a) waive any past default under the Indenture with respect to Debt Securities of that series, except a default (i) in the payment of principal, premium, if any, or interest on any Debt Security, or
(ii) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby, and (b) waive any Event of Default resulting in acceleration of such Debt Securities in specified circumstances.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Corporation shall not consolidate with or merge into any other corporation, association, company, joint stock company, limited liability company or business trust (the "Successor Corporation") or convey, transfer or lease its properties and assets substantially as an entity to any Person unless (i) the Successor Corporation into which the Corporation is merged or into which it is consolidated or the Person to which substantially all of the Corporation's assets or properties are conveyed, transferred or leased, is a Person organized under the laws of the United States, any state thereof or the District of Columbia, and expressly assumes by means of a supplemental indenture the due and punctual payment of the principal (and premium, if any) and interest on all the Outstanding Debt Securities and the performance of every covenant of the Corporation in the Indenture; (ii) upon the occurrence of such a transaction, treating any indebtedness for borrowed money which becomes an obligation of the Corporation as a result of such transaction as having been incurred by the Corporation at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall occur or be continuing; and (iii) the Corporation or the Successor Corporation or Person delivers to the Trustee an Officers' Certificate and an Opinion of Counsel stating that the consolidation, merger, conveyance, transfer or lease and the supplemental indenture complies with the Indenture and all conditions precedent for such transaction in the Indenture have been complied with.

CERTAIN COVENANTS

  Maintenance of Property. The Corporation will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and will cause (or with respect to property owned in common with others, make reasonable effort to cause) to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as, in the judgment of the Corporation, may be necessary so that the business carried on in connection therewith may be properly conducted; provided, however, that the foregoing shall not prevent the Corporation from discontinuing, or causing the discontinuance of, the operation and maintenance of any of its properties if such discontinuance, in the judgment of the Corporation, (a) is desirable in the conduct of its business and (b) will not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

  Corporate Existence. Subject to the rights of the Corporation described under "Consolidation, Merger and Sale of Assets," the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights (charter and statutory) and franchises of the Corporation; provided, however, that the Corporation shall not be required to preserve any such right or franchise if, in the judgment of the Corporation (a) preservation thereof is no longer desirable in the conduct of the business of the Corporation and (b) the failure to preserve any such right or franchise will not adversely affect the interests of the Holders of Debt Securities of any series in any material respect.

  Restriction on Liens. The Corporation will not create, assume, incur or suffer to exist any mortgage, lien, pledge, charge or encumbrance of any kind (other than "Excepted Encumbrances") upon property of the Corporation (other than "Excepted Property") to secure indebtedness without effectively providing that the Debt

Securities shall be secured equally and ratably with the indebtedness secured by such mortgage, lien, pledge, charge or encumbrance. Subject to the next succeeding sentence, the foregoing restriction shall not apply to (1) pledging of any assets of the Corporation as security for payment of taxes or other similar charges in connection with a good faith contest by the Corporation as to its liability for such payment; (2) pledging of any assets of the Corporation to secure a stay or discharge in connection with a legal proceeding in which the Corporation or a subsidiary is a party or for the purpose of obtaining insurance coverage or other surety obligations providing for securing such stay or discharge in the event such stay or discharge should be required; (3) making deposits or providing security in connection with tenders, redemptions, contracts or leases to which the Corporation is a party or deposits for the purpose of terminating obligations under an indenture; (4) pledging of assets in connection with the incurrence of indebtedness in aggregate principal amount not exceeding 5% of the assets of the Corporation as presented in the financial statements of the Corporation contained in the most recently filed report on Form 10-K or 10-Q (or successor forms thereto) filed with the Commission at the time of such pledge; (5) liens, pledges, security interests or other encumbrances on property, stock or indebtedness of any corporation existing at the time such corporation becomes a subsidiary of or is merged into the Corporation, or existing at the time of acquisition of such property or stock by the Corporation; (6) incurring liens, licenses, pledges, security interests or other encumbrances to secure payment of all or a part of the price of acquisition, construction or improvement of property or stock acquired by the Corporation or to secure any indebtedness incurred by the Corporation prior to, at the time of, or within 180 days after the later of the acquisition or completion of construction where the secured debt is incurred for the purpose of financing all or any part of the purchase price of such property or construction or improvements thereon; (7) liens, pledges, security interests or other encumbrances on property of the Corporation created in favor of a government or any political subdivision or instrumentality thereof, to secure partial progress, installment, advance or other payments pursuant to any contract or statute or to secure any indebtedness or other obligation incurred for the purpose of financing all or any part of the purchase price or the cost of construction of property subject to the encumbrance; or (8) any extension, renewal or replacement of any lien or encumbrance referred to above, provided that the principal amount of the indebtedness secured thereby is not increased and the lien or security interest securing the indebtedness is not extended to cover additional property. Notwithstanding the foregoing, in no event shall the Corporation create, assume, incur or suffer to exist pursuant to the foregoing clauses (1) and (3) through (8) any mortgage, lien, pledge, charge or encumbrance on the capital stock of either of Alagasco or Taurus directly or indirectly owned by the Corporation. The term "Excepted Encumbrances" means liens for taxes, assessments or governmental charges not delinquent; liens securing indebtedness existing in or relating to real estate acquired for right-of-way purposes; easements or reservations in property of the Company by statute or ordinance; liens and charges incidental to current construction activities; obligations or duties created or imposed by municipalities or other public authority affecting property of the Company; rights reserved to or vested in any municipality or public authority to control or regulate the Company or use of its property; irregularities or deficiencies of title with respect to rights-of-way; and leases made or existing in the ordinary course of business of the Company. The term "Excepted Property" generally means certain property or equipment of the Corporation used in the ordinary course of business, including current assets, vehicles, certain inventories and equipment, as more particularly defined in the Indenture, and excludes capital stock issued by Alagasco and Taurus.

  Restriction on Sale-Leaseback Transactions. The Corporation will not enter into any arrangement providing for the lease to the Corporation of any property of the Corporation (except for temporary leases for a term, including any renewal thereof, of not more than three years), which property has been or is to be sold or transferred by the Corporation to the lessor unless the proceeds of such sale are at least equal to the fair value of such property and either: (i) the Corporation would be entitled, under the sub-caption "Restriction on Liens," to create, assume, incur or suffer to exist a mortgage, lien, pledge, charge or encumbrance to secure indebtedness on the property to be leased without equally and ratably securing the Offered Securities; or (ii) the Corporation shall, or covenants that it will, within 120 days of the effective date of any such arrangement (or in the case of clause (a) below, within six months thereafter pursuant to a commitment entered into within such 120 day period), apply an amount not less than the fair value of such property to any one or more of (a) the optional redemption of, or the purchase and retirement of, the Debt Securities, or (b) the payment or other retirement of

Funded Debt (as defined therein) incurred or assumed by the Corporation which ranks pari passu with the Debt Securities (other than Funded Debt owned by the Corporation), or (c) the purchase at not more than the fair value of property by the Corporation (other than property of the Corporation involved in such sale).

SATISFACTION AND DISCHARGE; DEFEASANCE

  The Indenture, with respect to any and all series of Debt Securities (except for certain specified surviving obligations) will be discharged and canceled upon the satisfaction of certain conditions, including: (a) the payment in full of the principal of (and premium, if any) and interest on all series of the Debt Securities or the deemed payment in full of such Debt Securities, as described below; (b) the payment by the Corporation of all other sums required under the Indenture; and (c) the delivery of a certificate by the Corporation to the Trustee stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

  In addition, the Corporation may at any time (i) terminate certain of its obligations under the Indenture with respect to Debt Securities of any series ("legal defeasance") or (ii) terminate its obligations under certain covenants set forth in the Indenture with respect to Debt Securities of any series, including the provisions described above under "Certain Covenants--Restriction on Liens," "--Restriction on Sale-Leaseback Transactions" and "Consolidation, Merger and Sale of Assets" (after which any omission to comply with such obligations shall not constitute a Default with respect to such Debt Securities) ("covenant defeasance"). To exercise either legal defeasance or covenant defeasance, the Corporation must irrevocably deposit in trust with the Trustee, for the benefit of the Holders, cash or Eligible Obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of and premium and interest, if any, due and to become due on the Debt Securities of such series on or prior to their redemption or maturity date in accordance with the terms of the Indenture and such Debt Securities; provided that such money or the proceeds of such Eligible Obligations shall either (i) have been on deposit with the Trustee for a period of at least 90 days, or (ii) the Trustee shall have received an Opinion of Counsel to the effect that payments to Holders with such moneys as proceeds are not recoverable as a preference under any applicable United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors. The Corporation must also comply with certain other conditions, including the delivery of an opinion of counsel to the effect that the holders of such Debt Securities will not realize income, gain or loss for Federal income tax purposes as a result of such defeasance but will realize income, gain or loss on the Debt Securities, including payments of interest thereon, in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance, the opinion of counsel must be accompanied by a ruling of the Internal Revenue Service issued to the Corporation, or based on a change in law or regulation occurring after the date of the Indenture.

  Eligible Obligations include: (a) with respect to Debt Securities denominated in United States Dollars, Government Obligations (which include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and certificates, depository receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof); and (b) with respect to Debt Securities denominated in a currency other than United States Dollars or in a composite currency, such other obligations or instruments as shall be specified with respect to such Debt Securities, as contemplated by the Indenture.

GOVERNING LAW

  The Debt Securities and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

U.S. FEDERAL TAXATION

  The Prospectus Supplement will contain a brief summary of the relevant United States federal income tax laws applicable to the Offered Debt Securities.

                         DESCRIPTION OF CAPITAL STOCK

  The Corporation's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01 per share (hereinafter and hereinbefore referred to as the "Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), each of which is described below. On August 27, 1996, 11,119,466 shares of Common Stock were issued and outstanding, excluding shares held in treasury, and no shares of Preferred Stock were issued or outstanding. The summary description of the capital stock of the Corporation contained herein is necessarily general and reference should be made in each case to the Corporation's Restated Certificate of Incorporation, Certificate of Adoption of Resolutions Designating Series A Junior Participating Preferred Stock, Bylaws and Rights Agreement which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  General. Subject to any prior rights of the Preferred Stock then outstanding, holders of Common Stock are entitled to receive dividends as and when they are declared by the Board of Directors out of funds legally available therefor. Subject to the rights, if any, of the Preferred Stock, all voting rights are vested in the holders of shares of Common Stock, each share being entitled to one vote. The holders of Common Stock are not entitled to cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of Common Stock voting for election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the Board of Directors. Subject to any prior rights of the Preferred Stock, in the event of liquidation, the holders of Common Stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them. Holders of Common Stock do not have any right to subscribe to any additional securities which may be issued by the Company. The outstanding shares of Common Stock are fully paid and nonassessable.

  Special Vote Requirements for Certain Transactions. The Restated Certificate of Incorporation of the Corporation provides that certain specified transactions or a series of such transactions with an "Interested Stockholder" (generally defined as a holder of 10% or more of the voting power of the outstanding voting stock of the Corporation or an affiliate of such a holder) require approval by the vote of the holders of at least 80% of the then outstanding shares of voting stock of the Corporation, except in cases in which either certain price criteria and procedural requirements are satisfied or the transaction is approved by a majority of the members of the Board of Directors who are unaffiliated with, and not a nominee of, the Interested Stockholder and who were directors before the Interested Stockholder became an Interested Stockholder (or successors to such directors who are neither affiliated with, nor the nominee of, the Interested Stockholder and who were recommended to succeed their predecessors by a majority of the directors meeting such criteria). The specified transactions include (i) a merger or consolidation of the Corporation or any of its subsidiaries with or into an Interested Stockholder or any other corporation which is, or after such merger or consolidation would be, an Affiliate (as defined) of an Interested Stockholder; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the Corporation or any of its subsidiaries having a value of $1,000,000 or more to or with an Interested Stockholder or any Affiliate of an Interested Stockholder; (iii) the issuance or transfer of stock or other securities of the Corporation or of any of its subsidiaries to an Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property having a value of $1,000,000 or more; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or (v) any reclassification of securities, recapitalization, merger or consolidation of the Corporation with a subsidiary or any similar transaction which has the effect, directly or indirectly, of increasing an Interested Stockholder's or any Affiliate of an Interested Stockholder's proportionate share of the outstanding equity securities (or securities convertible thereinto) of the Corporation or any of its subsidiaries. At present, the Corporation is not aware of the existence of any shareholder who would be an Interested Stockholder.

  Provisions with respect to Board of Directors. The Restated Certificate of Incorporation of the Corporation provides that the members of the Board of Directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, one-third of the members of the Board of Directors are elected for a three-year term, and the other directors remain in office until their three-year terms expire. Thus, control of the Board of Directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the Board of Directors can be changed.

  Vacancies on the Board of Directors other than those caused by an increase in the number of directors may be filled by a majority of the remaining directors though less than a quorum. A director elected to fill such a vacancy is elected to serve until the next annual meeting of shareholders. Any directorship to be filled as a result of an increase in the number of directors may be filled only by election at an annual meeting or at a special meeting of shareholders called for such purpose unless Alabama law at such time permits such vacancy to be filled by a majority of the remaining directors.

  The Alabama Business Corporation Act provides (unless otherwise provided in a corporation's charter) that a director, or the entire Board of Directors, may be removed by the shareholders at a meeting of shareholders expressly called for that purpose with or without cause by vote of the holders of a majority of the shares of the Corporation then entitled to vote on election of directors. The Restated Certificate of Incorporation and Bylaws of the Corporation, however, provide that the affirmative vote of the holders of at least 80% of the voting power of the outstanding capital stock entitled to vote for the elections of directors is required to remove a director or the entire Board of Directors from office.

  Special Vote Requirements for Certain Amendments to Restated Certificate of Incorporation. Certain portions of the Restated Certificate of Incorporation of the Corporation described in certain of the preceding paragraphs, including those related to business combinations and the classified Board of Directors, may be amended only by the affirmative vote of the holders of 80% of the voting power of the outstanding voting stock of the Corporation.

  Possible Effects of Special Provisions. Certain of the provisions contained in the Restated Certificate of Incorporation and Bylaws of the Corporation described above have the effect of making it more difficult to change the Board of Directors and may make the Board of Directors less responsive to shareholder control. Certain of these provisions also may tend to discourage attempts by third parties to acquire the Corporation because of the additional time and expense involved and a greater possibility of failure, and, as a result, may decrease the likelihood of an acquisition of the Corporation by a potential purchaser or adversely affect the price that a potential purchaser would be willing to pay for the capital stock of the Corporation.

  Preferred Stock Purchase Rights. In order to protect the Corporation's shareholders from coercive or unfair takeover tactics, the Corporation's Board of Directors on July 27, 1988 adopted a Shareholder Rights Plan (the "Shareholder Rights Plan"). Pursuant to the Shareholder Rights Plan, each share of the Corporation's Common Stock outstanding has associated with it two-thirds of one right (a "Right") to purchase, until July 27, 1998 (or, if earlier, the redemption of the Rights), a unit consisting of 1/100th of one share of Series A Junior Participating Preferred Stock (the "Unit") at an exercise price of $80 per Unit, subject to certain antidilution and other adjustments as provided in the Shareholder Rights Plan. The Shareholder Rights Plan also approved the further issuance of Rights for all shares of Common Stock that are subsequently issued unless otherwise specified by the Board. Accordingly and subject to adjustment as provided above, two-thirds of a Right will be issued for each share of Common Stock offered hereby. Until certain specified conditions exist, the Rights will be represented by the certificates for the Common Stock and will not be exercisable or transferable apart from the certificates for the Common Stock.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Corporation since, among other things, the Board of Directors may, at its option, at any time until 10 days (subject to extension) following the date on which a person or group acquires 20% or more of the outstanding Common Stock, except under certain circumstances, redeem all but not less than all the then outstanding Rights at $.02 per Right.

  A Rights Agreement dated as of July 27, 1988, between the Corporation and AmSouth Bank, N.A., as amended, specifies the terms of the Rights and the foregoing description of the Rights is qualified in its entirety by reference to such Rights Agreement, which is an exhibit to the Corporation's Registration Statement on Form 8-A, as amended, File No. 1-7810, dated August 8, 1988, and which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference".

  Limitations on Dividend Payments. The Corporation is subject to several indentures and other debt instruments which restrict the Corporation's ability to pay dividends. Under the most restrictive indenture or other debt instrument, the Corporation is required to maintain a consolidated tangible net worth of not less than $80,000,000. At June 30, 1996, the Corporation had a consolidated tangible net worth of approximately $194,657,000 and therefore, under the indenture restriction, the Corporation could make dividend payments in respect of its Common Stock of $114,657,000.

  Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Harris Trust Company of New York, 77 Water Street, New York, New York 10005. The Company's Common Stock is listed on the New York Stock Exchange.

PREFERRED STOCK

  General. Under the Corporation's Restated Certificate of Incorporation, the Board of Directors is authorized without further shareholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock, in one or more series, with such voting powers, or without voting powers, and with such designations and relative rights and preferences as shall be set forth in resolutions providing for the issue thereof adopted by the Board of Directors. It is not possible to state the actual effect of the authorization and issuance of Preferred Stock upon the rights of holders of the Common Stock unless and until the Board of Directors determines the attributes of the Preferred Stock and the specific rights of its holders. Such effects may include, however, (i) restrictions on dividends on Common Stock if dividends on Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock to the extent that Preferred Stock has voting rights, or to the extent that any Preferred Stock series is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock unless Preferred Stock is redeemed by the Corporation; and (iv) limitation on the right of holders of Common Stock to share in the Corporation's assets upon liquidation until satisfaction of any liquidation preference granted to Preferred Stock. Although the ability of the Corporation to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Corporation.

  Series A Junior Participating Preferred Stock. In connection with the adoption of the Shareholder Rights Plan described above, on July 27, 1988, the Corporation's Board of Directors designated 150,000 shares of the Corporation's authorized but unissued Preferred Stock as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"). The terms of the Series A Preferred Stock are such that one share of Series A Preferred Stock will be approximately equivalent to 100 shares of Common Stock. Each 1/100th of one share of Series A Preferred Stock has the same dividend and voting right as one full share of Common Stock, except that, if dividend payments on the Series A Preferred Stock are in arrears for six consecutive quarters, the Corporation's ability to pay dividends on its Common Stock is restricted and holders of the Series A Preferred Stock will have enhanced voting rights. In addition each 1/100th of one share of Series A Preferred Stock has a minimum quarterly dividend of $.05 per 1/100th of one share, a liquidation preference and certain other rights preferential to Common Stock. Pursuant to the Shareholder Rights Plan, Rights have been issued to the Corporation's shareholders, but such Rights have not yet become exercisable and no shares of Series A Preferred Stock have been issued.

                             PLAN OF DISTRIBUTION

  The Corporation may sell the Offered Securities being offered hereby to underwriters or through agents or directly to purchasers. The applicable Prospectus Supplement will set forth the terms of the offering of the Offered Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom the Corporation has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the net proceeds to the Corporation from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchanges, if any, on which the Offered Securities will be listed.

  The Offered Securities may be purchased to be re-offered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters. The underwriter or underwriters with respect to an underwritten offering of the Offered Securities will be named in any applicable Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of any applicable Prospectus Supplement. Unless otherwise set forth in any applicable Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and each of the underwriters with respect to a sale of Offered Securities will be obligated to purchase all of its allocated Offered Securities if any are purchased. Any initial public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Offered Securities may be offered and sold by the Corporation, directly or through agents designated by the Corporation from time to time, which agents may be affiliates of the Corporation. Any agent involved in the offer and sale of the Offered Securities in respect of which this Prospectus is being delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in any applicable Prospectus Supplement. Unless otherwise indicated in any applicable Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

  The Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom such Debt Securities are sold by the Corporation for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

  Any underwriter or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold and any discounts or commissions received by them from the Corporation and any profit realized by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

  Underwriters, agents and their controlling persons may be entitled, under agreements entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

                                LEGAL OPINIONS

  The legality of the Offered Securities being offered hereby will be passed upon for the Corporation by Bradley, Arant, Rose & White, Birmingham, Alabama, and certain legal matters will be passed upon for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. As of June 30, 1996, the partners and associates of Bradley, Arant, Rose & White beneficially owned approximately 5,000 shares of Common Stock of the Corporation.

                                    EXPERTS

  The consolidated balance sheets of Energen Corporation and its subsidiaries as of September 30, 1995 and 1994 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ending September 30, 1995, which are included in Energen's annual report on Form 10-K for the year ended September 30, 1995 and which are incorporated by reference in the Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding Energen changing its method of accounting for certain other post-retirement benefits effective October 1, 1993, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PRO-SPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORA-TION OR BY ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICA-TION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY A SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY OR THEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............................................  S-3
Use of Proceeds............................................................  S-7
Capitalization.............................................................  S-7
Future Capital Resources and Liquidity.....................................  S-7
The Corporation............................................................  S-8
Price Range of Common Stock and Dividends.................................. S-12
Underwriting............................................................... S-13
Legal Matters.............................................................. S-14
Experts.................................................................... S-14
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Energen Corporation........................................................    3
Consolidated Ratios of Earnings to Fixed Charges...........................    3
Use of Proceeds............................................................    4
Description of Debt Securities.............................................    4
Description of Capital Stock...............................................   13
Plan of Distribution.......................................................   16
Legal Opinions.............................................................   16
Experts....................................................................   17


1,500,000 SHARES

ENERGEN
CORPORATION


COMMON STOCK
($0.01 PAR VALUE)

[LOGO OF ENERGEN CORPORATION APPEARS HERE]

SALOMON BROTHERS INC

DEAN WITTER REYNOLDS INC.

A.G. EDWARDS & SONS, INC.

PROSPECTUS SUPPLEMENT

DATED JANUARY  , 1997